Pricing supplement no. 711
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 3-I dated November 14, 2011

Registration Statement No. 333-177923
Dated September 25, 2012
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments

$160,000
Contingent Interest Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar due September 30, 2015

General

- The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the Basket Closing Level is greater than or equal to the Starting Basket Level. Investors in the notes should be willing to forgo fixed interest payments and to accept the risk of losing some or all of their principal in exchange for the opportunity to receive a Contingent Interest Payment with respect to each Review Date for which the Basket Closing Level is greater than or equal to the Starting Basket Level. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing September 30, 2015*
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on September 25, 2012 and are expected to settle on or about September 28, 2012.
- ***Notwithstanding anything to the contrary in the accompanying product supplement, the notes will bear contingent interest and will not provide fixed interest payments. See "Supplemental Terms of the Notes" in this pricing supplement for additional information.***

Key Terms

Basket: An equally weighted basket of four currencies (each, a "Reference Currency" and together, the "Reference Currencies") that measures the performance of the Reference Currencies relative to the U.S. dollar (the "Base Currency")

Reference Currencies: The following table sets forth the Reference Currencies and the Starting Spot Rate† and the Reference Currency Weight for each Reference Currency:

Reference Currency	Starting Spot Rate†	Reference Currency Weight
Brazilian real (BRL)	2.0251	25%
Russian ruble (RUB)	31.0854	25%
Indian rupee (INR)	53.5340	25%
Chinese renminbi (CNY)	6.3430	25%

†The Starting Spot Rate of each Reference Currency is expressed as a number of units of the applicable Reference Currency per U.S. dollar and is the Spot Rate of that Reference Currency on the pricing date, determined as specified under "Additional Key Terms — Spot Rate" in this pricing supplement.

Contingent Interest Payments: If the Basket Closing Level on any Review Date is greater than or equal to the Starting Basket Level, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to:

$1,000 × Interest Rate

If the Basket Closing Level on any Review Date is less than the Starting Basket Level, no Contingent Interest Payment will be made with respect to that Review Date.

Interest Rate: 15.50% per annum

Payment at Maturity: If the Ending Basket Level is greater than or equal to the Starting Basket Level, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to $1,000, *plus* the Contingent Interest Payment applicable to the final Review Date.

If the Ending Basket Level is less than the Starting Basket Level by up to 15%, you will receive a cash payment of $1,000 per $1,000 principal amount note at maturity.

If the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Basket Return)

If the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose more than 15% of your principal amount and may lose all of your principal amount at maturity.

Contingent Buffer Percentage: 15%

Basket Return:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Starting Basket Level: Set equal to 100 on the pricing date

Ending Basket Level: The Basket Closing Level on the final Review Date

Basket Closing Level: The Basket Closing Level on any relevant day will be calculated as follows:

100 × [1 + (BRL Return × 25%) + (RUB Return × 25%)+ (INR Return × 25%) + (CNY Return × 25%)]

The BRL Return, RUB Return, INR Return and CNY Return are the Reference Currency Returns of the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, respectively. **Because the Reference Currency Returns are expressed as the Starting Spot Rate *minus* the Ending Spot Rate, *divided* by the Starting Spot Rate, the Reference Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside.**

Please see "Additional Key Terms — Reference Currency Return," "How Do Exchange Rates Work?", "Selected Risk Considerations — The Reference Currency Returns Are Subject to an Embedded Maximum of 100%" and "What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?" in this pricing supplement for more information.

Review Dates*: September 25, 2013, September 25, 2014 and September 25, 2015 (the final Review Date)

Interest Payment Dates*: With respect to each Review Date other than the final Review Date, the third business day after the related Review Date. The Contingent Interest Payment, if any, with respect to the final Review Date will be made on the maturity date.

Maturity Date*: September 30, 2015

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Postponement of a Determination Date — Least Performing Component Notes or Basket Notes" and "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 3-I

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 3-I and "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$25	$975
Total	$160,000	$4,000	$156,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $25.00 per $1,000 principal amount note and will use all of that commission to allow selling concessions to other affiliated or unaffiliated dealers. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-43 of the accompanying product supplement no. 3-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

September 25, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-I dated November 14, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 7, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 3-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 3-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

- **REFERENCE CURRENCY RETURN** — The Reference Currency Return with respect to each Reference Currency reflects the performance of that Reference Currency relative to the U.S. dollar, calculated as follows:

$$\frac{\text{Starting Spot Rate} - \text{Ending Spot Rate}}{\text{Starting Spot Rate}}$$

  Because the Reference Currency Returns are expressed as the Starting Spot Rate *minus* the Ending Spot Rate, *divided* by the Starting Spot Rate, the Reference Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside.

  Please see "How Do Exchange Rates Work?", "Selected Risk Considerations — The Reference Currency Returns Are Subject to an Embedded Maximum of 100%" and "What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?" in this pricing supplement for more information.

- **ENDING SPOT RATE** — With respect to each Review Date, the Ending Spot Rate with respect to a Reference Currency is the Spot Rate of that Reference Currency on that Review Date.

- **SPOT RATE** — The Spot Rate of each Reference Currency on any relevant day is expressed as a number of units of the applicable Reference Currency per U.S. dollar and is equal to the Reference Currency per one U.S. dollar exchange rate as reported by Reuters Group PLC ("Reuters") on the page set forth in the table below at the applicable time set forth in the table below on that day.

Reference Currency	Reuters Page and Applicable Time
Brazilian real (BRL)	BRFR (offer rate) at approximately 6:00 p.m., São Paulo time
Russian ruble (RUB)	EMTA between 12:00 and 12:30 p.m., Moscow time
Indian rupee (INR)	RBIB at approximately 12:30 p.m., Mumbai time
Chinese renminbi (CNY)	SAEC at approximately 9:15 a.m., Beijing time

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the applicable Reference Currency (with respect to the Brazilian real, São Paulo, Brazil; with respect to the Russian ruble, Moscow, Russia; with respect to the Indian rupee, Mumbai, India; and with respect to the Chinese renminbi, Beijing, China) and (b) banking institutions in The City of New York and that principal financial center for that Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

- **CUSIP** —48125V5E6

Supplemental Terms of the Notes

For purposes of this offering, you should disregard the information set forth in the section entitled "Description of Notes — Interest Payments" in the accompanying product supplement no. 3-I. The notes will bear contingent interest as specified under "Key Terms — Contingent Interest Payment" and "Selected Purchase Considerations — Annual Contingent Interest Payments."

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Spot Rate for each of the Reference Currencies is expressed as the number of units of the applicable Reference Currency per U.S. dollar. As a result, a **decrease** in a Spot Rate from the pricing date to a Review Date means that the relevant Reference Currency has **appreciated / strengthened** relative to the U.S. dollar from the pricing date to that Review Date. This means that it would take fewer units of the relevant Reference Currency to purchase one U.S. dollar on that Review Date than it did on the pricing date. Viewed another way, one unit of the relevant Reference Currency could purchase more U.S. dollars on that Review Date than it could on the pricing date.

The Basket Closing Level on any relevant day reflects the returns of the Reference Currencies from the pricing date to that day, calculated using the formula set forth above under "Additional Key Terms — Reference Currency Return." While the Reference Currency Returns for purposes of the notes are determined using the formula set forth above under "Additional Key Terms — Reference Currency Return, there are other reasonable ways to determine the return of a Reference Currency that would provide different results. For example, another way to calculate the returns of the Reference Currencies would be to calculate the return that would be achieved by converting U.S. dollars into the relevant Reference Currency at its Starting Spot Rate on the pricing date and then, on the relevant day, converting back into U.S. dollars at the Spot Rate on that day. In this pricing supplement, we refer to the return on the Reference Currencies calculated using that method, which is not used for purposes of the notes, as a "conversion return."

As demonstrated by the examples below, under the Reference Currency Return formula, any appreciation of a Reference Currency relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of a Reference Currency relative to the U.S. dollar will be magnified, as compared to a conversion return. In addition, the diminishing effect on any appreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return increases, and the magnifying effect on any depreciation of a Reference Currencies relative to the U.S. dollar increases as the applicable Reference Currency Return decreases. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns.

The following examples assume a Starting Spot Rate of 2.00 for the Brazilian real relative to the U.S. dollar.

Example 1: The Brazilian real strengthens from the Starting Spot Rate of 2.00 Brazilian reais per U.S. dollar to the Ending Spot Rate of 1.80 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to 10.00%, calculated as follows:

$$(2.00 - 1.80) / 2.00 = 10.00\%$$

By contrast, if the return on the Brazilian real were determined using a conversion return, the return would be 11.11%.

Example 2: The Brazilian real strengthens from the Starting Spot Rate of 2.00 Brazilian reais per U.S. dollar to the Ending Spot Rate of 0.0002 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to 99.99%, which demonstrates the effective cap of 100% on the Reference Currency Return, calculated as follows:

$$(2.00 - 0.0002) / 2.00 = 99.99\%$$

By contrast, if the return on the Brazilian real were determined using a conversion return, which would not be subject to the effective cap of 100%, the return would be 999900%.

As Examples 1 and 2 above demonstrated, the diminishing effect on any appreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return increases.

Conversely, an **increase** in the Spot Rate from the pricing date to a Review Date means that the relevant Reference Currency has **depreciated / weakened** relative to the U.S. dollar from the pricing date to that Review Date. This means that it would take more units of the relevant Reference Currency to purchase one U.S. dollar on that Review Date than it did on the pricing date. Viewed another way, one unit of the relevant Reference Currency could purchase fewer U.S. dollars on that Review Date than it could on the pricing date.

Example 3: The Brazilian real weakens from the Starting Spot Rate of 2.00 Brazilian reais per U.S. dollar to the Ending Spot Rate of 2.20 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to -10.00%, calculated as follows:

$$(2.00 - 2.20) / 2.00 = -10.00\%$$

By contrast, if the return on the Brazilian real were determined using a conversion return, the return would be -9.09%.

Example 4: The Brazilian real weakens from the Starting Spot Rate of 2.00 Brazilian reais per U.S. dollar to the Ending Spot Rate of 8.00 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to -300.00%, which demonstrates that there is no limit on the downside for the Reference Currency Return, calculated as follows:

$$(2.00 - 8.00) / 2.00 = -300.00\%$$

By contrast, if the return on the Brazilian real were determined using a conversion return, the return would be -75.00%.

As Examples 3 and 4 above demonstrated, the magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return decreases.

The hypothetical Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

Selected Purchase Considerations

- **ANNUAL CONTINGENT INTEREST PAYMENTS** — The notes offer the potential to earn a Contingent Interest Payment in connection with each annual Review Date as specified on the front cover of this pricing supplement. If the Basket Closing Level on any Review Date is greater than or equal to the Starting Basket Level, you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the Basket Closing Level on any Review Date is less than the Starting Basket Level, no Contingent Interest Payment will be made with respect to that Review Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Ending Basket Level is not less than the Starting Basket Level by more than 15%. However, if the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose more than 15% of your principal amount and could lose up to the entire principal amount of your notes.

- **EXPOSURE TO THE REFERENCE CURRENCIES VERSUS THE U.S. DOLLAR** — The return on the notes is linked to the performance of a basket of currencies, which we refer to as the Reference Currencies, relative to the U.S. dollar, and will enable you to receive a Contingent Interest Payment if the value of the Reference Currencies as a whole increases, relative to the U.S. dollar, from the pricing date to the applicable Review Date. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, each measured relative to the U.S. dollar. **The Reference Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside.** Please see "How Do Exchange Rates Work?", "Selected Risk Considerations — The Reference Currency Returns Are Subject to an Embedded Maximum of 100%" and "What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?" in this pricing supplement for more information.

- **TAX TREATMENT** — For information relating to the tax treatment of the notes, please see "Material U.S. Federal Income Tax Consequences" in this pricing supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar or any contracts related to the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 3-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. We will pay you your principal back at maturity only if the Ending Basket Level is not less than the Starting Basket Level by more than 15%. If the Ending Basket Level is less than the Starting Basket Level by more than 15%, you will lose 1% of your principal amount at maturity for every 1% that the Ending Basket Level is less than the Starting Basket Level. Accordingly, under these circumstances, you will lose more than 15% of your principal amount and could lose up to the entire principal amount of your notes.

- **THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL** — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Basket. We will make a Contingent Interest Payment with respect to a Review Date only if the Basket Closing Level on that Review Date is greater than or equal to the Starting Basket Level. If the Basket Closing Level on that Review Date is less than the Starting Basket Level, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the Basket Closing Level on each Review Date is less than the Starting Basket Level, you will not receive any interest payments over the term of the notes.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview — Recent Developments," "Liquidity Risk Management — Credit Ratings," "Item 4. Controls and Procedures" and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests

JPMorgan Structured Investments —
Contingent Interest Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

PS-3

and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 22-I for additional information about these risks.

- **THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER PERCENTAGE MAY TERMINATE ON THE FINAL REVIEW DATE** — If the Ending Basket Level is less than the Starting Basket Level by more than 15%, the benefit provided by the Contingent Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Basket Closing Level. Because the Ending Basket Level will be determined based on the Basket Closing Level on a single day near the end of the term of the notes, the level of the Basket at the maturity date or at other times during the term of the notes could be greater than or equal to the Starting Basket Level or less than the Starting Basket Level by no more than 15%. This difference could be particularly large if there is a significant decrease in the level of the Basket during the later portion of the term of the notes or if there is significant volatility in the level of the Basket during the term of the notes, especially on dates near the final Review Date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payments on the notes described in this pricing supplement are based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE REFERENCE CURRENCY RETURNS ARE SUBJECT TO AN EMBEDDED MAXIMUM OF 100%** — Because the Reference Currency Returns are expressed as the Starting Spot Rate *minus* the Ending Spot Rate, *divided* by the Starting Spot Rate, the Reference Currency Returns are subject to an embedded maximum. In no event will any Reference Currency Return be greater than 100%. Regardless, the upside potential for the notes is limited by to any Contingent Interest Payments.

- **THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURNS WILL DIMINISH ANY APPRECIATION OF THE REFERENCE CURRENCIES AND MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR** — The Basket Closing Level on any relevant day reflects the returns of the Reference Currencies from the pricing date to that day, calculated using the formula set forth above under "Additional Key Terms — Reference Currency Return." While the Reference Currency Returns for purposes of the notes are determined using the formula set forth above under "Additional Key Terms — Reference Currency Return, there are other reasonable ways to determine the return of a Reference Currency that would provide different results. For example, another way to calculate the returns of the Reference Currencies would be to calculate the return that would be achieved by converting U.S. dollars into the relevant Reference Currency at its Starting Spot Rate on the pricing date and then, on the relevant day, converting back into U.S. dollars at the Spot Rate on that day. In this pricing supplement, we refer to the return on the Reference Currencies calculated using that method, which is not used for purposes of the notes, as a "conversion return."

  Under the Reference Currency Return formula, any appreciation of a Reference Currency relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of a Reference Currency relative to the U.S. dollar will be magnified, as compared to a conversion return. The diminishing effect on any appreciation of a Reference Currency relative to the U.S. dollar, which we refer to as an embedded variable decelerating upside leverage, increases as the Reference Currency Return increases. The magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar, which we refer to as an embedded variable downside leverage, increases as the Reference Currency Return decreases. As a result of the embedded maximum return for each Reference Currency and because of the embedded variable decelerating upside leverage and the embedded variable downside leverage, depreciation in one or more Reference Currencies may not be offset by appreciation in the other Reference Currencies, even significant appreciation. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns. See "How Do Exchange Rates Work?" in this pricing supplement for more information.

- **MOVEMENTS IN THE EXCHANGE RATES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY BE HIGHLY CORRELATED** — Because the performance of the Basket is determined by the performances of the Reference Currencies relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to Brazil, Russia, India and China (the "Reference Currency Countries") and the United States. High correlation of movements in the exchange rates of the Reference Currencies relative to the U.S. dollar during periods of negative returns could have an adverse effect on your return on your investment. However, the movements in the exchange rates of the Reference Currencies relative to the U.S. dollar may not be correlated. See the immediately following risk factor for more information.

- **CHANGES IN THE EXCHANGE RATES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY OFFSET EACH OTHER** — Movements in the exchange rates of the Reference Currencies relative to the U.S. dollar may not correlate with each other. At a time when the exchange rate of one of the Reference Currencies relative to the U.S. dollar increases, the exchange rate of one or more of the other Reference Currencies relative to the U.S. dollar may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the exchange rate of one of the Reference Currencies relative to the U.S. dollar may be moderated, or more than offset, by lesser increases or decreases in the exchange rate of the other Reference Currency relative to the U.S. dollar. Because each Reference Currency Return is subject to an embedded maximum return of 100%, with no limit on the downside, and because of the embedded variable decelerating upside leverage and the embedded variable downside leverage, depreciation by one Reference Currency relative to the U.S. dollar may prevent you from receiving one or more Contingent Interest Payments and may result in a loss of some or all of your principal amount at maturity, even when the other Reference Currencies appreciate significantly relative to the U.S. dollar. See "What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?" in this pricing supplement for more information.

- **THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCIES** — You may receive a lower return on the notes than you would have received if you had invested directly in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Reference Currency Countries, the United States and other relevant countries or regions.

  Of particular importance to potential currency exchange risk are:

  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments in the Reference Currency Countries and the United States, and between each country and its major trading partners;
  - the monetary policies of the Reference Currency Countries and the United States, especially as related to the supply of money; and
  - the extent of governmental surplus or deficit in the Reference Currency Countries and the United States.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the Reference Currency Countries and the United States, and those of other countries important to international trade and finance.

- **GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES** — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **BECAUSE THE REFERENCE CURRENCIES ARE EMERGING MARKETS CURRENCIES, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS** — The notes are linked to the performance of an equally weighted Basket of four emerging markets currencies, relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. Global events, even if not directly applicable to Brazil, Russia, India or China or their respective currencies, may increase volatility or adversely affect the Reference Currency Returns and the value of your notes.

- **EVEN THOUGH THE REFERENCE CURRENCIES AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT** — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL** — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes.

- **CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rates and the Reference Currency Returns. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 3-I for further information on what constitutes a market disruption event.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, which reflects the Spot Rates of the Reference Currencies on that day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility of the values of the Reference Currencies and the U.S. dollar;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in the Reference Currency Countries and the United States;
  - correlation (or lack thereof) between the between the Reference Currency exchange rates;
  - suspension or disruption of market trading in any or all of the Reference Currencies or the U.S. dollar;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Material U.S. Federal Income Tax Consequences

Prospective investors should note that the discussion under "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 3-I does not apply to the notes issued under this pricing supplement and is superseded by the following discussion.

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of the notes. It applies to you only if you are an initial investor who purchases a note at its issue price for cash and holds it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;
- a "regulated investment company" as defined in Code Section 851;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities;
- a person holding a note as part of a "straddle" or conversion transaction, or who has entered into a "constructive sale" with respect to a note;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this pricing supplement, changes to any of which, subsequent to the date of this pricing supplement, may affect the tax consequences described herein. The effects of any applicable state, local or foreign tax laws and the potential application of the provision of the Code known as the Medicare contribution tax are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

The tax consequences of an investment in the notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax treatment of the notes, and we do not intend to request a ruling from the IRS regarding the notes. Insofar as we have tax reporting responsibilities with respect to your notes, we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described below. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly affected. The following discussion assumes our intended treatment is respected, except where otherwise indicated.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a citizen or individual resident of the United States;
- a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons

Although the U.S. federal income tax treatment of Contingent Interest Payments (including the final Contingent Interest Payment) is uncertain, we intend to treat any Contingent Interest Payments with respect to the notes as ordinary income.

Upon a sale or exchange of a note (including redemption at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the note, which should equal the amount you paid to acquire the note (assuming Contingent Interest Payments are properly treated as ordinary income, as described above). Your gain or loss will generally be ordinary foreign currency income or loss under Section 988 of the Code (other than amounts attributable to Contingent Interest Payments, which are likely to be treated as described above). Foreign currency losses are potentially subject to certain reporting requirements. Under Section 988, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss. It is not clear whether an election is available under Section 988 to treat your gain or loss with respect to the notes as capital gain or loss. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of making a Section 988 election.

Uncertainties Regarding Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons

The Internal Revenue Service (the "IRS") or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on the notes could be significantly affected. For example, the notes may be treated as debt instruments issued by us, in which event the amounts you would be required to include in income in any year could differ significantly from the amounts you actually receive in that year. Indeed, in 2007, the IRS issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. In addition, the notes could be treated as "foreign currency contracts" within the meaning of Section 1256 of the Code, in which case you would be required to mark your notes to market annually, as if they were sold at their fair market value on the last business day of the taxable year.

In 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a nonresident alien individual;
- a foreign corporation; or
- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note.

The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to conclude that Contingent Interest Payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided, and subject to the discussion in "Recent Legislation" below), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless that income is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder. You will not be subject to withholding if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Recent Legislation

Recent legislation, as modified by published guidance from Treasury and the IRS, including recently proposed regulations, generally would impose a withholding tax of 30% on payments to certain foreign entities (including financial intermediaries) with respect to certain financial instruments issued after December 31, 2012, unless various U.S. information reporting and due diligence requirements (that are in addition to, and potentially significantly more onerous than, the requirement to deliver an IRS Form W-8BEN) have been satisfied. Pursuant to the published guidance, this legislation would apply to payments of interest made after December 31, 2013 and to payments of gross proceeds of the sales of certain financial instruments made after December 31, 2014. Accordingly, if the notes are treated as debt instruments, as described above in "—Tax Consequences to U.S. Holders—Tax Consequences if Treated as Debt Instruments," these rules may apply to both Contingent Interest Payments on, and gross proceeds from the disposition of, notes issued after December 31, 2012.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S.-situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Backup Withholding and Information Reporting

You may be subject to information reporting. You may also be subject to backup withholding on payments in respect of your notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

What Are the Payments on the Notes, Assuming a Range of Performances for the Basket?

The following table illustrates hypothetical payments on the notes, assuming a range of performance for the Basket on a given Review Date. The hypothetical payments set forth below reflect the Contingent Buffer Percentage of 15% and the Interest Rate of 15.50% per annum. Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| | Review Dates Prior to the Final Review Date | | Final Review Date | |
Basket Closing Level	Basket Appreciation / Depreciation at Review Date	Payment on Interest Payment Date (1)	Basket Return	Payment at Maturity (1)
180.00	80.00%	$155.00	80.00%	$1,155.00
170.00	70.00%	$155.00	70.00%	$1,155.00
160.00	60.00%	$155.00	60.00%	$1,155.00
150.00	50.00%	$155.00	50.00%	$1,155.00
140.00	40.00%	$155.00	40.00%	$1,155.00
130.00	30.00%	$155.00	30.00%	$1,155.00
120.00	20.00%	$155.00	20.00%	$1,155.00
111.00	11.00%	$155.00	11.00%	$1,155.00
110.00	10.00%	$155.00	10.00%	$1,155.00
105.00	5.00%	$155.00	5.00%	$1,155.00
100.00	**0.00%**	**$155.00**	**0.00%**	**$1,155.00**
97.50	-2.50%	$0.00	**-2.50%**	**$1,000.00**
95.00	-5.00%	$0.00	**-5.00%**	**$1,000.00**
90.00	-10.00%	$0.00	**-10.00%**	**$1,000.00**
85.00	-15.00%	$0.00	**-15.00%**	**$1,000.00**
84.99	-15.01%	$0.00	-15.01%	$849.90
80.00	-20.00%	$0.00	-20.00%	$800.00
70.00	-30.00%	$0.00	-30.00%	$700.00
60.00	-40.00%	$0.00	-40.00%	$600.00
50.00	-50.00%	$0.00	-50.00%	$500.00
40.00	-60.00%	$0.00	-60.00%	$400.00
30.00	-70.00%	$0.00	-70.00%	$300.00
20.00	-80.00%	$0.00	-80.00%	$200.00
10.00	-90.00%	$0.00	-90.00%	$100.00
0.00	-100.00%	$0.00	-100.00%	$0.00

(1) You will receive a Contingent Interest Payment in connection with a Review Date if the Basket Closing Level on that Review Date is greater than or equal to the Starting Basket Level.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how a payment set forth in the table above is calculated.

Example 1: The Basket Closing Level on each of the Review Dates preceding the final Review Date is greater than the Starting Basket Level of 100 and the level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. The investor receives a payment of $155 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date and, because the Ending Basket Level is greater than the Starting Basket Level, the investor receives at maturity a payment of $1,155 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $155 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,465 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 2: The Basket Closing Level on one of the Review Dates preceding the final Review Date is greater than the Starting Basket Level of 100 and the level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 85. The investor receives a payment of $155 per $1,000 principal amount note in connection with one of the Review Dates preceding the final Review Date and, because the Ending Basket Level is less than the Starting Basket Level by no more than 15%, the investor receives at maturity a payment of $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,155 per $1,000 principal amount note.

Example 3: The Basket Closing Level on each of the Review Dates preceding the final Review Date is greater than the Starting Basket Level of 100 and the level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. The investor receives a payment of $155 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date and, because the Ending Basket Level is less than the Starting Basket Level by more than 15%, the investor receives at maturity a payment of $600 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -40\%) = \$600$$

The total amount paid on the notes over the term of the notes is $910 per $1,000 principal amount note.

Example 4: The Basket Closing Level on each of the Review Dates preceding the final Review Date is less than the Starting Basket Level of 100 and the level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 50. Because no Contingent Interest Payment is paid in connection with the Review Dates preceding the final Review Date and the Ending

Basket Level is less than the Starting Basket Level by more than 15%, the investor receives no payment over the term of the notes, other than a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{-}50\%) = \$500$$

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?

The examples below illustrate hypothetical Basket Returns, assuming a range of performances for the Reference Currencies. The hypothetical Basket Returns set forth below assume Starting Spot Rates of 2.00, 32.00, 56.00 and 6.40 for the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi, respectively, relative to the U.S. dollar. The Basket Returns set forth below are for illustrative purposes only and may not be the actual Basket Returns applicable to the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Brazilian real	25%	2.00	1.60	20.00%
Russian ruble	25%	32.00	28.80	10.00%
Indian rupee	25%	56.00	44.80	20.00%
Chinese renminbi	25%	6.40	5.76	10.00%
			Basket Return:	15.00%

In this example, each of the Reference Currencies appreciated in value relative to the U.S. dollar, resulting in Reference Currency Returns for each Reference Currency relative to the U.S. dollar of 20%, 10%, 20% and 10%. Accordingly, the Basket Return is 15%.

Example 2

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Brazilian real	25%	2.00	2.40	-20.00%
Russian ruble	25%	32.00	35.20	-10.00%
Indian rupee	25%	56.00	67.20	-20.00%
Chinese renminbi	25%	6.40	7.04	-10.00%
			Basket Return:	-15.00%

In this example, each of the Reference Currencies depreciated in value relative to the U.S. dollar, resulting in Reference Currency Returns for each Reference Currency relative to the U.S. dollar of -20%, -10%, -20% and -10%. Accordingly, the Basket Return is -15%.

Example 3

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Brazilian real	25%	2.00	10.000	-400.00%
Russian ruble	25%	32.00	0.320	99.00%
Indian rupee	25%	56.00	0.560	99.00%
Chinese renminbi	25%	6.40	0.064	99.00%
			Basket Return:	-25.75%

In this example, the Russian ruble, the Indian rupee and the Chinese renminbi each appreciated in value relative to the U.S. dollar, resulting in Reference Currency Returns for each of those Reference Currencies of 99%, and the Brazilian real depreciated in value relative to the U.S. dollar, resulting in a Reference Currency Return for the Brazilian real of -400%. Accordingly, the Basket Return is -25.75%. This example demonstrates that (a) no Reference Currency Return will be greater than 100% and (b) depreciation by one Reference Currency relative to the U.S. dollar can result in no Contingent Interest Payment being payable on a Review Date or a loss of some or all of your principal amount at maturity, even when the other Reference Currencies appreciate significantly relative to the U.S. dollar.

Historical Information

The first four graphs below show the historical weekly performance of each Reference Currency relative to the U.S. dollar, expressed in terms of the conventional market quotation (*i.e.*, the amount of the applicable Reference Currency that can be exchanged for one U.S. dollar, which we refer to in this pricing supplement as the exchange rate) as shown on Bloomberg Financial Markets, from January 5, 2007 through September 21, 2012. The exchange rates of the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi relative to the U.S. dollar, as shown on Bloomberg Financial Markets, on September 25, 2012 were 2.0273, 31.0848, 55.4150 and 6.3069, respectively. The Spot Rates of the Brazilian real, the Russian ruble, the Indian rupee and the Chinese renminbi relative to the U.S. dollar on September 25, 2012, calculated in the manner set forth under "Additional Key Terms — Spot Rates" on page TS-1 of this pricing supplement, were 2.0251, 31.0854, 53.5340 and 6.3430, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Returns. **The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the U.S. dollar.**



The final graph below page shows the weekly performance of the Basket from January 5, 2007 through September 21, 2012, assuming that the Basket Closing Level on January 5, 2007 was 100 and that the exchange rates of each Reference Currency relative to the U.S. dollar on the relevant dates were the Spot Rates on such dates. The exchange rates and the historical weekly Basket performance data in this graph were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies relative to the U.S. dollar that would be derived from the applicable Reuters pages.



We obtained the data needed to construct the graph that displays the weekly performance of the Basket from Bloomberg Financial Markets, without independent verification, and we obtained the exchange rates used to calculate the Spot Rates from Reuters Group PLC, without independent verification. The historical performance of each Reference Currency relative to the U.S. dollar and the Basket should not be taken as indications of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on any Review Date. We cannot give you assurance that the performance of the Basket will result in the return of any of your principal amount at maturity or the payment of any interest.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.